Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                                June 22, 2021


Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549

      Re:                           FT 9472
            60/40 Strategic Allocation Port. 3Q '21 - Term 10/17/22
            75/25 Strategic Allocation Port. 3Q '21 - Term 10/17/22
                (each, a "Trust" and collectively the "Trusts")
                     CIK No. 1857259  File No. 333-256706
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Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trusts. This letter serves to respond to your comments.

COMMENTS

Risk Factors
------------

      1. IF THE FUNDS HELD BY A TRUST INVEST IN BONDS THAT REFERENCE LIBOR, PLEASE ADD RELEVANT RISK DISCLOSURE.

      Response: If, based on a Trust's final portfolio, a Trust has exposure to Funds that invest in bonds that reference LIBOR, appropriate disclosure will be added to the prospectus.

      2. IF THE FUNDS HELD BY A TRUST INVEST IN EMERGING MARKETS, PLEASE ADD RELEVANT RISK DISCLOSURE.

      Response: If, based on a Trust's final portfolio, a Trust has exposure to Funds that invest in emerging markets, appropriate disclosure will be added to the prospectus.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By /s/ Daniel J. Fallon
                                          ____________________
                                              Daniel J. Fallon